FILE No. 823437

Corficolombiana
NIt 890.300.653-6

RECEIVED
2008 MAR 17 A 8:50

SUPPL

Cali, March 12, 2008

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street S.W.
Washington, D.C. 20549
Attn: Anne Marie Tierney, Esq.

Re.: Submission of Documents pursuant Corporación Financiera Colombiana S.A.´s (the Company) Ongoing Reporting Requirements Under Rule 12g3-2 (b)

PROCESSED
MAR 19 2008
THOMSON
FINANCIAL

Dear Ms. Tierney:

Enclosed are the documents listed below, with their respective English summaries, where applicable, that we are submitting pursuant to our ongoing reporting requirements under rule 12g3-2 (b).

1. Changing of the Statutory Auditor
   The Assembly appointed the firm Deloitte & Touche Ltda, to act as its Statutory Auditor for the 2008-2009 period.

2. Changing of the Board of Directors
   Please find attached CFC´s new board of directors proposed list, as designated by the Shareholders´s General Assembly to make up the Board of Directors for the 2008-2009 period.

3. Profit or Loss Project approved by the Assembly
   Please find attached the profit distribution project of the July-December 2007 period, approved by the General Assembly Meeting held on March 5, 2008.

Finally please acknowledge receipt to this letter and it's enclosures by stamping the eclos-ed copy and returning if our messenger.

Very Truly yours,

Amalia Correa Young
Vicepresident

08001291

3/18

Corficolombiana
NIt 890.300.653-6

Cali, March 12, 2008

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street S.W.
Washington, D.C. 20549
Attn: Anne Marie Tierney, Esq.

Re.: Submission of Documents pursuant Corporación Financiera Colombiana S.A.´s (the Company) Ongoing Reporting Requirements Under Rule 12g3-2 (b)

Dear Ms. Tierney:

Enclosed are the documents listed below, with their respective English summaries, where applicable, that we are submitting pursuant to our ongoing reporting requirements under rule 12g3-2 (b).

1. Changing of the Statutory Auditor
   The Assembly appointed the firm Deloitte & Touche Ltda, to act as its Statutory Auditor for the 2008-2009 period.

2. Changing of the Board of Directors
   Please find attached CFC´s new board of directors proposed list, as designated by the Shareholders´s General Assembly to make up the Board of Directors for the 2008-2009 period.

3. Profit or Loss Project approved by the Assembly
   Please find attached the profit distribution project of the July-December 2007 period, approved by the General Assembly Meeting held on March 5, 2008.

Finally please acknowledge receipt to this letter and it's enclosures by stamping the eclos-ed copy and returning if our messenger.

Very Truly yours,

Amalia Correa Young
Vicepresident

Corficolombiana
Nit 890.300.653-6

FILE No. 823437

RECEIVED
2009 ... 17 A ...

RIDER 2

Changing of the Board of Directors
Please find attached CFC´s new board of directors proposed list, as designated by the Shareholders´s General Assembly to make up the Board of Directors for the 2008-2009 period.

Corficolombiana
Nit 890.300.653-6

PRINCIPALS	ALTERNATES
Luis Carlos Sarmiento Gutiérrez *	José Fernando Isaza Delgado *
Carlos Arcesio Paz Bautista *	Jorge Iván Villegas Montoya *
Alejandro Figueroa Jaramillo *	Juan María Robledo Uribe *
Efraín Otero Alvarez *	Gerardo Silva Castro *
José Hernán Rincón Gómez *	Alvaro de Jesús Velásquez Cook *
Guillermo Fernández de Soto **	Santiago Madriñán de La Torre **
Ricardo Obregón Trujillo **	Rodrigo Llorente Martínez **

* No Independents
** Independentes

Plancha Junta Directiva 2008-2009

Marzo de 2008

Corficolombiana

PRINCIPALES	SUPLENTES
LUIS CARLOS SARMIENTO GUTIERREZ*	JOSE FERNANDO ISAZA DELGADO*
CARLOS ARCESIO PAZ BAUTISTA*	JORGE IVAN VILLEGAS MONTOYA*
ALEJANDRO FIGUEROA JARAMILLO*	JUAN MARIA ROBLEDO URIBE*
EFRAÍN OTERO ALVAREZ*	GERARDO SILVA CASTRO*
JOSÉ HERNÁN RINCÓN GÓMEZ*	ALVARO DE JESÚS VELASQUEZ COOK*
GUILLERMO FERNANDEZ DE SOTO**	SANTIAGO MADRIÑAN DE LA TORRE**
RICARDO OBREGÓN TRUJILLO**	RODRIGO LLORENTE MARTINEZ**

*NO INDEPENDIENTES
**INDEPENDIENTES

Corficolombiana
Nit 890.300.653-6

RIDER 3

Profit or Loss Project approved by the Assembly
Please find attached the profit distribution project of the July-December 2007 period, approved by the General Assembly Meeting held on March 5, 2008.

DIRECCION GENERAL
Carrera 13 No. 26-45 Pisos 3,7 y 8 Bogotá D.C. Conmutador 2863300 – Fax 2860163 A.A. 11843
www.corficolombiana.com

FILE No. 823437

Corficolombiana
Nit 890.300.653-6

CORPORACION FINANCIERA COLOMBIANA S.A.
PROFIT DISTRIBUTION PROJECT
DECEMBER 31, 2007

Profit before tax		$ 105.838.892.597.02
Less: tax provisions		$ 5.440.000.000.00
Profit after tax		$ 100.398.892.597.02
To release reserve for future distributions (Taxable) :		$ 182.810.660.192.88
Profit at the disposal of the Assembly :		**$ 283.209.552.789.90**
Reserve on investment valuation Dec 2336 /95	$ 8.431.953.725.00	
Reserve for future distributions	$ 161.777.586.689.89	
Dividend in shares of Col.Ps 257.27 per share over 154.884.915 common shares and Col.Ps. 257.27 per share over 10.496.823 subscribed and paid in preferred shares as of December 31, 2007.. This dividend shall be paid in shares, at 1 common share per 55.733796912 common shares and 1 non-voting preferred dividend share per 55.733796912 non-voting preferred dividend subscribed and paid-in shares as of December 31, 2007. Shares shall be paid on April 3, 2008 to whoever holds the title of shareholder upon the time of making such payment according to the regulation in force. For this purpose, a total of 2.967.351 new shares shall be issued, 2.779.012 common shares and 188.339 preferred shares. The unit value of the shares to be submitted shall be the weighted average price of the common shares traded at the stock market from the 21st to 25th of January 2008, 14.338.51 (1) , of which Col.Ps 10 shall be accounted for in the capital account and Col.Ps 14.328.51 shall be accounted for on the legal reserve as a premium in the placement of shares.	**$ 42.547.391.987.01**	
Dividend in cash of $426 per share over 154.884.915 common shares and 10.496.823 non-voting preferred dividend subscribed and paid-in shares as of December 31, 2007. This dividend shall be paid in six monthly allotments within the first five days of each month, starting from April 1, 2008.	**$ 70.452.620.388.00**	
EQUAL AMOUNTS	**$ 283.209.552.789.90**	**$ 283.209.552.789.90**
(1) The average price per share is based on INFOVAL´s report		

In case of any fraction of share upon paying the dividend, such fractions shall be paid in cash and charged to the reserve for future distributions. Any new share submitted as a result of this profit distribution shall not be liable to any payment of dividend in cash over the profits of the July-December 2007 period.
The shareholders may elect for either payment in shares or in cash. Any shareholder electing for the dividend in cash (this is taxable income) and not in shares (non taxable income) , shall report it to the General Secretary of the Company no later than March 14, 2008. , until 5:00 p.m. with a written communication sent to Carrera 13 No. 26-45, General Secretary office of the company, fax 2863300 extension 8711. in Bogota or email to accionistascorficolombiana@corficolombiana.com

Proyecto de Distribución

Marzo 5 de 2008

Corficolombiana

FILE No. 823437

CORPORACIÓN FINANCIERA COLOMBIANA S.A.
PROYECTO DE DISTRIBUCIÓN DE UTILIDADES
DICIEMBRE 31 DE 2007

Utilidad antes de impuestos			$	105,838,892,597.02
Menos: provisión de impuestos			$	5,440,000,000.00
Utilidad del ejercicio después de impuestos:			$	100,398,892,597.02
Liberar reserva futuros repartos (Gravable) :			$	182,810,660,192.88
Utilidad a disposición de la Asamblea :			$	283,209,552,789.90
Reserva sobre valoración de inversiones Dec 2336 /95	$	8,431,953,725.00		
Reserva para futuros repartos	$	161,777,586,689.89		
Dividendo en acciones de $257.27 por cada acción sobre las 154.884.915 acciones ordinarias y $257.27 por cada acción sobre las 10.496.823 acciones preferenciales suscritas y pagadas a diciembre 31 de 2007. Este dividendo se pagará en acciones, a razón de 1 acción por cada 55,733796912 acciones ordinarias y 1 acción con dividendo preferencial y sin derecho a voto por cada 55,733796912 acciones preferenciales, suscritas y pagadas a 31 de diciembre de 2007. El pago de las acciones se hará el día 3 de abril de 2008 a quien tenga la calidad de accionista al tiempo de hacerse exigible el pago de conformidad con la regulación vigente. Para tal fin se emitirá un total de 2.967.351 nuevas acciones, 2.779.012 acciones ordinarias y 188.339 acciones preferenciales. El valor unitario de las acciones que serán entregadas corresponderá al precio promedio ponderado de las acciones ordinarias negociadas en bolsa en la semana del 21 al 25 de enero de 2008, $14.338,51[1], de los cuales $10 serán contabilizados en la cuenta de capital y $14.328,51 en la cuenta de reserva legal por prima en colocación de acciones.	$	42,547,391,987.01		
Dividendo en efectivo de $426 por acción sobre las 154.884.915 acciones ordinarias y las 10.496.823 acciones preferenciales suscritas y pagadas a diciembre 31 de 2007. Este dividendo se cancelará en seis cuotas mensuales, dentro de los cinco primeros días de cada mes a partir del 1° de abril de 2008.	$	70,452,620,388.00		
SUMAS IGUALES	**$**	**283,209,552,789.90**	**$**	**283,209,552,789.90**

(1) El precio promedio diario de la acción se tomó del reporte de INFOVAL

END

NOTA: En caso de presentarse fracciones de acciones al momento del pago del dividendo, éstas se pagarán en efectivo con cargo a la reserva para futuros repartos. Las acciones nuevas entregadas como producto de la presente distribución de utilidades, no tendrán derecho al pago del dividendo en efectivo sobre las utilidades del ejercicio julio-diciembre de 2007.
Sobre el dividendo a repartir en acciones, los accionistas pueden optar por el pago en acciones o en efectivo. Los accionistas que opten por el pago de esta parte del dividendo en efectivo (este ingreso es gravable) y no en acciones (no gravadas), deberán informarlo a la Secretaría General de la sociedad a más tardar el 14 de marzo de 2008, hasta las 5:00 p.m. mediante comunicación dirigida a la carrera 13 No. 26-45 piso 8 oficinas de la Secretaría General de la entidad, al fax:2863300 extensión 8711 de la ciudad de Bogotá o al correo electrónico accionistascorficolombiana@corficolombiana.com

Corficolombiana